EXHIBIT 11
FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES COMPUTATION OF EARNINGS PER SHARE

(In thousands)	For Six Months Ended June 30
	2004	2003
Net Income	$20,589	$19,809

Computation of average
shares outstanding

Shares outstanding at
beginning of year	18,550	18,818

Shares issued or repurchased
during the year times average
time outstanding during the year	59	(228)

Average basic shares outstanding	18,609	18,590

Dilutive shares	111	72

Average diluted shares outstanding	18,720	18,662

Basic earnings per share	$1.11	$1.07

Diluted earnings per share	$1.10	$1.06

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